UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Smart Technologies Inc.
(Name of Issuer)

Class A Subordinate Voting Shares
(Title of Class of Securities)

83172R108
(CUSIP Number)

February 5, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                  [   ]   Rule 13d-1(b)
                  [X]   Rule 13d-1(c)
                  [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83172R108

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Mr. Philip C. Timon

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

(3) SEC Use Only

(4) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned
by Each Reporting Person With	(5) Sole Voting Power:	550,732*
	(6) Shared Voting Power:	0
	(7) Sole Dispositive Power:	550,732*
	(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 550,732*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

(11) Percent of Class Represented by Amount in Row (9): 1.3%*

(12) Type of Reporting Person (See Instructions): IN

* Based on the information set forth on Form 6-K of Smart Technologies Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2014, there were 42,082,593 Class A Subordinate Voting Shares of the Company (the “Shares”) outstanding as of December 31, 2013.  As of February 5, 2014 (the “Reporting Date”), Endowment Capital, L.P., a Delaware limited partnership (the “Limited Partnership”), owned in the aggregate 0 Shares of the Company. Endowment Capital Group, LLC, a Delaware limited liability company (“Endowment LLC”), is the sole general partner of the Limited Partnership. Mr. Philip C. Timon (the “Reporting Person”) is the sole managing member of Endowment LLC. As of the Reporting Date, the Reporting Person held 550,732 Shares of the Company in his individual capacity. Thus, as of the Reporting Date, the Reporting Person is deemed to be the beneficial owner of approximately 1.3% of the Shares issued and outstanding. The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of the Shares because of his ownership of the Shares in his individual capacity and not because of the Report Person’s position as sole managing member of Endowment LLC.

Item 1(a) Name Of Issuer: Smart Technologies Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

3636 Research Road NW
Calgary, AB T2L 1Y1
Canada

Item 2(a) Name of Person Filing:

Mr. Philip C. Timon

Item 2(b) Address of Principal Business Office or, if None, Residence:

223 Wilmington-West Chester Pike
Suite 108
Chadds Ford, PA 19317

Item 2(c) Citizenship:

United States

Item 2(d) Title of Class of Securities: Class A Subordinate Voting Shares

Item 2(e) CUSIP No.: 83172R108

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

(a) Amount Beneficially Owned (as of February 5, 2014):	550,732*

(b) Percent of Class (as of February 5, 2014):	1.3%*

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote:	550,732*

(ii) shared power to vote or to direct the vote:	0

(iii) sole power to dispose or to direct the disposition of:	550,732*

(iv) shared power to dispose or to direct the disposition of:	0
__________________________
* As of the Reporting Date, the Limited Partnership owned in the aggregate 0 Shares of the Company. Endowment LLC is the sole general partner of the Limited Partnership. The Reporting Person is the sole managing member of Endowment LLC. As of the Reporting Date, the Reporting Person held 550,732 Shares of the Company in his individual capacity. Based on the information set forth on Form 6-K of the Company filed with the SEC on February 6, 2014, there were 42,082,593 Shares outstanding as of December 31, 2013. Thus, as of the Reporting Date, the Reporting Person is deemed to be the beneficial owner of approximately 1.3% of the Shares issued and outstanding. The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of the Shares because of his ownership of the Shares in his individual capacity and not because of the Report Person’s position as sole managing member of Endowment LLC.

Item 5.    Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following  [ X ].

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

                             Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                             Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

                             Not Applicable.

Item 9.    Notice of Dissolution of Group.

                             Not Applicable.

Item 10.   Certification.

                             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2014

By:	/s/ Philip C. Timon
Philip C. Timon, Sole Managing Member of Endowment LLC, the Sole General Partner of Endowment Capital, L.P.

   Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)